[LETTERHEAD OF SONIC SOLUTIONS]

February 7, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonic Solutions

Registration Statement on Form S-3 (File No. 333-128292)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sonic Solutions (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-128292), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission on September 13, 2005.

The Registration Statement covers the resale of shares of the Company’s common stock by the selling shareholder named therein. The Company has been informed that, pursuant to Rule 144 promulgated under the Securities Act, the selling shareholder has sold all of the shares covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company’s facsimile number is (415) 893-8008. If you have any questions regarding the foregoing application for withdrawal, please contact James R. Tanenbaum of Morrison & Foerster LLP at (212) 468-8163.

Sincerely,

Sonic Solutions

By:	/s/ A. Clay Leighton
A. Clay Leighton
Executive Vice President and Chief Financial Officer

Cc:	David Habiger, President and Chief Executive Officer – Sonic Solutions

James R. Tanenbaum, Esq. – Morrison & Foerster LLP